Exhibit 99.3

BACKSTOP COMMITMENT LETTER

May 12, 2022

PRIVATE & CONFIDENTIAL

Just Energy (U.S.) Corp.

5251 Westheimer Road, Suite 1000

Houston, Texas 77056

Dear Sirs/Mesdames:

Just Energy (U.S.) Corp. (“Just Energy” or the “Company”) has advised each of the signatories to this backstop commitment letter (together with all schedules hereto, the “Backstop Commitment Letter”) on the date hereof (the “Initial Backstop Parties” and each an “Initial Backstop Party”; and collectively, the Initial Backstop Parties, the Additional Backstop Parties (as defined herein) and the Assignee Backstop Parties (as defined herein), collectively, the “Backstop Parties” and each a “Backstop Party”) that the Company intends to effect a recapitalization and restructuring and related transactions involving the Company and its Affiliates (as defined herein) (collectively, the “Just Energy Entities” and each a “Just Energy Entity”), the terms of which shall be implemented pursuant to a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act (the “CCAA”) (as the same may be amended, restated, supplemented, or otherwise modified and in effect from time to time in accordance with its terms and which shall be in form and substance reasonably acceptable to the Company and the Initial Backstop Parties and in accordance with the terms of the Plan Support Agreement (defined below), the “Plan”), pursuant to which, among other things, New Equity Offering Eligible Participants, including certain Backstop Parties, will have an opportunity to subscribe for and receive common equity of New Just Energy Parent (as defined in the Plan) (the “New Equity Offering Shares”) issuable pursuant to the Plan for aggregate consideration of US$192,550,000 (the “New Equity Offering”), on the terms described herein and in the Plan Support Agreement attached as Schedule “A” to this Backstop Commitment Letter (as the same may be amended and in effect from time to time, the “Plan Support Agreement”), including the restructuring term sheet attached thereto (as the same may be amended and in effect from time to time in accordance with the terms of the Plan Support Agreement, the “Restructuring Term Sheet”).

Just Energy and the Backstop Parties are collectively referred to herein as the “Parties” and each (including each Backstop Party, individually) is a “Party”. All references herein to “Restructuring” shall collectively refer to those transactions contemplated herein, and by the Plan, by the Plan Support Agreement and the Restructuring Term Sheet and in all documents and agreements contemplated by any of the foregoing (collectively, the “Transaction Documents”).

This Backstop Commitment Letter confirms the understanding and agreement among the Parties with respect to the matters addressed herein.

1.	Definitions

In this Backstop Commitment Letter, capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Schedule “B”.

2.	Commitments

(a)	Within five (5) Business Days following the date the Authorization Order is granted, the Company shall send, or shall cause to be sent, a notice (the “Additional Backstop Notice”) to each holder of a Term Loan Claim as of the Term Loan Record Date (that is not an Initial Backstop Party). The Additional Backstop Notice will notify such Term Loan Claim holders that they may enter into this Backstop Commitment Letter for an Additional Backstop Commitment Allocation up to their Maximum Backstop Amount, provide wire transfer instructions for the New Equity Offering Escrow Account, and will append an Additional Backstop Party Joinder, the New Equity Offering Participation Form and this Backstop Commitment Letter. All such holders of Term Loan Claims may, subject to compliance with all applicable Securities Laws to the satisfaction of the Company, enter into this Backstop Commitment Letter by executing and delivering an Additional Backstop Party Joinder and New Equity Offering Participation Form to the Company within fifteen (15) Business Days of the date of the Additional Backstop Notice and wiring their New Equity Commitment and Additional Backstop Commitment Allocation to the New Equity Offering Escrow Account within three (3) Business Days of the Company providing it with notice of its Additional Backstop Commitment Allocation (any such Term Loan Claim holder that so executes and delivers an Additional Backstop Party Joinder, New Equity Offering Participation Form and funds its New Equity Commitment and Additional Backstop Commitment Allocation, an “Additional Backstop Party”).

(b)	If there are any Additional Backstop Parties, the Initial Backstop Commitment Allocation (and Backstop Commitment Allocation) for the Initial Backstop Parties will be reduced by the aggregate of the Additional Backstop Commitment Allocations, with the Initial Backstop Parties having sole discretion to allocate such reduction amongst the Initial Backstop Parties by providing written notice of the reallocations to the Company (provided that the Company may make such reallocations pro rata based on the Initial Backstop Party’s Initial Backstop Commitment Allocation if such notice is not received from the Initial Backstop Parties within twenty-five (25) Business Days of the date of the Additional Backstop Notice).

(c)	Each Backstop Party confirms by this Backstop Commitment Letter its several and not joint commitment to the Company to, pursuant to the Plan and the Plan Support Agreement (without duplication):

(i)	subscribe for and receive its New Equity Offering Shares in accordance with the terms of the New Equity Offering and the New Equity Offering Documentation;

(ii)	subscribe for and receive its Backstop Commitment Pro Rata Share of the Unsubscribed New Equity (the commitments under this subsection (b), the “Primary Commitments”);

(iii)	subscribe for and receive its Backstop Commitment Pro Rata Share of New Equity Offering Shares arising from any event where a New Equity Offering Eligible Participant subscribes for any portion of the New Equity Offering Shares and fails to fulfill its subscription obligations by the New Equity Participation Deadline (the “Defaulted Subscription Shares”, and together with the Unsubscribed New Equity, the “Backstopped Shares”) (the commitments under this subsection (c)(iii), the “Secondary Commitments” and, together with the Primary Commitments, the “Commitments”); and

(iv)	to the extent a Backstop Party is an Affiliate of the Plan Sponsor but is not also party to the Plan Support Agreement, such Backstop Party agrees to vote any Claims (as defined in the Plan) it holds in favor of the Plan, and, in the case of (i), (ii) and (iii) above, at a price of US$10 per New Common Share (the “Subscription Price”) and in each case upon the terms and subject to the conditions set forth or referred to in this Backstop Commitment Letter and the New Equity Offering Documentation and, in each case, subject to the terms of the Plan and the Plan Support Agreement, including the issuance of all Orders required thereunder.

(d)	The rights and obligations of each Backstop Party under this Backstop Commitment Letter shall be several and not joint, and no failure by any Backstop Party to comply with any of its obligations under this Backstop Commitment Letter shall impose any additional obligations upon or prejudice the rights of any other Backstop Party; provided that, each such Backstop Party shall only be responsible for its specific Commitments as set out herein, unless otherwise agreed in writing by such Backstop Party.

(e)	In the event an Initial Backstop Party fails to fund any of its Commitments or its New Equity Commitment in accordance with this Backstop Commitment Letter and the New Equity Offering Documentation (a “Defaulting Backstop Party”), then each non-Defaulting Initial Backstop Party shall have the right, but not the obligation, within two (2) Business Day after receipt of written notice from the Company to all Initial Backstop Parties of such default, to assume such Defaulting Backstop Party’s Commitments hereunder. If more than one (1) such non-Defaulting Backstop Party elects to assume a Defaulting Backstop Party’s Commitments, the New Common Shares underlying such Commitments shall be allocated among such non-Defaulting Backstop Parties based on their respective Initial Backstop Commitment Pro Rata Shares (calculated without including the Initial Backstop Commitment Allocation of the Defaulting Backstop Party). If any Commitments of an Initial Backstop Party have not been funded in full by the Effective Date, (i) all Commitments and New Equity Commitments made hereunder and under the New Equity Offering Documentation, as applicable, shall be null and void and of no further force and effect, (ii) all amounts held in escrow shall be returned to the New Equity Offering Eligible Participants in accordance with the terms of the Escrow Agreement or other escrow arrangements agreed to by the Company, and (iii) this Backstop Commitment Letter shall automatically terminate. It is further hereby acknowledged and agreed that any Defaulting Backstop Party shall be liable for its breach of the terms contained herein and remain bound by this Backstop Commitment Letter and the Transaction Documents and obligated to perform all of its obligations arising hereunder and thereunder.

(f)	Each Backstop Party may, in its sole discretion, designate (x) one (1) or more of its Affiliates to perform its obligations hereunder or assign its rights or obligations under this Backstop Commitment Letter to one or more Affiliates that executes a Assignee Joinder and/or (y) that some or all of the New Common Shares it is entitled to receive pursuant to the Plan and this Backstop Commitment Letter be issued in the name of and delivered to one (1) or more of its Affiliates, subject to compliance with all applicable Securities Laws to the satisfaction of the Company, acting reasonably, and provided that such designation will not relieve such Backstop Party of any of its obligations under this Backstop Commitment Letter and the Transaction Documents.

(g)	For the avoidance of doubt, no Backstop Party shall be compelled or required, absent its prior written consent, to purchase the Backstopped Shares and New Equity Offering Shares of any Defaulting Backstop Party that is an Initial Backstop Party or to otherwise increase its Commitments hereunder.

3.	Representations and Warranties of the Parties

Each of the Parties hereby represents and warrants, severally and not jointly, to each other Party (and acknowledges that each other Party is relying upon such representations and warranties) that, as of the date hereof (subject to the issuance of the Authorization Order, Meetings Order, Sanction Order, Authorization Recognition Order, Meetings Recognition Order and Sanction Recognition Order, as applicable) and as of the Effective Date:

(a)	this Backstop Commitment Letter has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties hereto, this Backstop Commitment Letter constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(b)	it is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to execute and deliver this Backstop Commitment Letter and to perform its obligations hereunder and consummate the Restructuring and the transactions contemplated thereby;

(c)	it: (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Backstop Commitment Letter, (ii) has conducted its own analysis and made its own decision to enter into this Backstop Commitment Letter and has obtained such independent advice in this regard as it deemed appropriate, and (iii) has not relied on such analysis or decision of any Person other than its own independent advisors;

(d)	the execution and delivery of this Backstop Commitment Letter by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any Law applicable to it, or any of its properties or assets, (subject to the receipt of any Transaction Regulatory Approvals) and will not result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constituent documents;

(e)	the execution and delivery of this Backstop Commitment Letter by it, the completion by it of its obligations hereunder and the consummation by it of the transactions contemplated herein, do not and will not require any consent or approval or other action, with or by, any Governmental Entity, other than as contemplated by the Plan, the issuance of the Sanction Order, Sanction Recognition Order and the Transaction Regulatory Approvals; and

(f)	there is not, as of the date hereof, pending or, to its knowledge, threatened against it or any of its properties, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Entity or legislative body that, would prevent it from executing and delivering this Backstop Commitment Letter, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Backstop Commitment Letter.

4.	Representations and Warranties of the Company

The Company hereby represents and warrants to each Backstop Party (and the Company acknowledges that each Backstop Party is relying upon such representations and warranties) that as of the date hereof subject to the issuance of the Authorization Order, Meetings Order, Sanction Order, Authorization Recognition Order, Meetings Recognition Order and Sanction Recognition Order, as applicable and as of the Effective Date:

(a)	the authorized capital of New Just Energy Parent as of the Effective Date will consist solely of (i) New Common Shares, and as of the Effective Date the only New Common Shares issued and outstanding shall be as contemplated by the Plan and the Plan Support Agreement (including any management incentive plan, as set forth in the Plan Support Agreement), and (ii) New Preferred Shares, and as of the Effective Date the only New Preferred Shares issued and outstanding shall be as contemplated by the Plan and the Plan Support Agreement. Other than as contemplated in the Plan or the Plan Support Agreement, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from New Just Energy Parent of any New Common Shares, New Preferred Shares or other securities of New Just Energy Parent;

(b)	the New Common Shares shall be, when issued on the Effective Date pursuant to the terms of this Backstop Commitment Letter, duly authorized, fully paid and non-assessable;

(c)	the execution, delivery and performance by the Company of this Backstop Commitment Letter does not and will not: (x) violate any provision of law, rule, or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries; (y) conflict with, result in a breach of, or constitute (with or without notice or lapse of time or both) a default under any material agreement to which any Just Energy Entity is a party or any debt for borrowed money to which it or any of its subsidiaries is a party that, in any case, is not remedied, cured or waived pursuant to the Sanction Order and/or the Plan, or (z) violate any Order, statute, rule, or regulation;

(d)	as of the time of entering into this Backstop Commitment Letter, no order halting or suspending trading in securities of the Just Energy Entities or prohibiting the issuance and distribution of the New Common Shares has been issued to and is outstanding against any of the Just Energy Entities, and, to the Company’s knowledge, no investigations or proceedings for such purpose are pending or threatened;

(e)	the representations and warranties of the Company in the Plan Support Agreement are true and correct; provided that, this representation is made solely to the Initial Backstop Parties who are parties to this Backstop Commitment Letter on the date hereof;

(f)	none of the Just Energy Entities, nor any of their respective officers, directors, employees or agents, is a Sanctioned Person;

(g)	none of the Just Energy Entities has (i) assets located in, or otherwise directly or, to the Company’s knowledge, indirectly, derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country in violation of Sanctions Laws; or (ii) directly or, to the Company’s knowledge, indirectly, derives revenues from or engages in investments, dealings, activities, or transactions with, any Sanctioned Person in violation of Sanctions Laws;

(h)	the operations of the Just Energy Entities are and have been at all times conducted in all respects with (i) the U.S. Currency and Foreign Transactions Reporting Act of 1970, the PCMLTFA (as defined below), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the PATRIOT Act (as defined below), the Bank Secrecy Act (31 U.S.C. §§5311-5332), and any other applicable laws related to money laundering or terrorism financing (“Anti-Money Laundering Laws”), (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and any other applicable laws or regulations concerning or relating to bribery or corruption (“Anti-Corruption Laws”) and (iii) Sanctions Laws;

(i)	no action, suit, investigation or legal proceeding by or before any Governmental Entity or any arbitrator involving the Just Energy Entities or any officer, director, employee or agent thereof, or any informal or formal investigation by any Just Energy Entity or its legal or other representatives involving the foregoing, with respect to Anti-Money Laundering Laws, Anti-Corruption Laws or Sanctions Laws is pending, or to the Company’s knowledge, threatened; and

(j)	each Just Energy Entity has instituted and maintains policies and procedures designed to ensure compliance by each Just Energy Entity and its directors, officers, employees, and agents with Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions Laws.

5.	Representations, Warranties and Covenants of the Backstop Parties

Each Backstop Party hereby represents, warrants and covenants, severally and not jointly, to the Company (and acknowledges that the Company is relying upon such representations and warranties) that as of the date hereof and as of the Effective Date:

(a)	in respect of the Initial Backstop Parties, it is the sole beneficial owner of the portion of the Term Loan in the principal amount(s) set forth on Exhibit “A” to its signature page hereto (together with all obligations owing in respect thereof, including accrued and unpaid interest and any other amount entitled to be claimed in respect of thereof), and no other portion of the Term Loan;

(b)	in respect of the Additional Backstop Parties, it is the sole beneficial owner of the portion of the Term Loan in the principal amount(s) set forth on Exhibit “A” to its Additional Backstop Party Joinder (together with all obligations owing in respect thereof, including accrued and unpaid interest and any other amount entitled to be claimed in respect of thereof), and no other portion of the Term Loan;

(c)	its claims under the Term Loan are free and clear of any lien (statutory, judicial or other), adverse claim, charge, option, right of first refusal, servitude, interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, deed of trust, easement, right of way, encumbrance, charge, restriction on transfer, conditional sale or other title retention agreement, defect in title, or other security interest of any kind whatsoever, that would adversely affect in any way such Backstop Party’s performance of its obligations contained in this Backstop Commitment Letter at the time such obligations are required to be performed and will not be subject to any preemptive rights, subscriptions rights or similar rights;

(d)	it is an “accredited investor”, as such term is defined in NI 45-106 and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106 and acknowledges that the New Common Shares will be subject to resale restrictions under applicable Canadian Securities Laws;

(e)	it and any Affiliate to which it assigns its rights to receive New Common Shares or directs the delivery of New Common Shares: (i) is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the New Common Shares, it is able to bear the economic risk of loss of its entire investment, and it has had access to all information and materials it has requested about the Company in order to make its investment decision, (ii) will be acquiring the New Common Shares pursuant to this Backstop Commitment Letter as principal for its own account and not with a view to distributing, reselling or otherwise disposing of such New Common Shares, (iii) understands that the New Common Shares it acquires pursuant to this Backstop Commitment Letter will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and that the sale of New Common Shares contemplated by this Backstop Commitment Letter will be made in reliance on an exemption from such registration requirements, and (iv) if in the future it decides to offer, resell, pledge or otherwise transfer any of the New Common Shares acquired pursuant to this Backstop Commitment Letter, such New Common Shares may be offered, sold, pledged or otherwise transferred only: (A) to the Company, (B) outside the United States in accordance with Rule 903 or 904 of Regulation S, (C) in the United States in accordance with Rule 144 or Rule 144A under the U.S. Securities Act, if available, and in compliance with any applicable state securities laws, or (D) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, and that the New Common Shares may bear a restrictive legend to that effect;

(f)	it is located and resident in the jurisdiction indicated on its signature page hereto (or the Assignee Joinder or Additional Backstop Party Joinder, as applicable);

(g)	if it is domiciled, located, or a resident of a jurisdiction other than Canada or the United States, it is entitled to participate in the New Equity Offering and enter into the Backstop Commitment Letter in accordance with the laws of such jurisdiction without obliging New Just Energy Parent to register or qualify for distribution and/or issuance of the New Common Shares or file or deliver a registration statement, prospectus or other similar disclosure document, cause New Just Energy Parent to become a reporting issuer, registrant or equivalent entity in any jurisdiction or to make any other filings that New Just Energy Parent is not already obligated to make under applicable law in the United States and Canada; and, it agrees that its right to participate in the New Equity Offering and enter into this Backstop Commitment Letter are conditional on demonstrating to the Company, and providing evidence satisfactory to the Company in its sole discretion (which evidence may include an opinion of counsel of recognized standing to the effect of the matters set forth above), that it is qualified to participate in the New Equity Offering and enter into this Backstop Commitment Letter in accordance with the laws of its domicile or jurisdiction of residence;

(h)	it has and will have at all relevant times, the financial ability and sufficient funds to perform all of its obligations under this Backstop Commitment Letter, including the ability to acquire the New Common Shares it is required to acquire under this Backstop Commitment Letter, and the availability of such funds will not be subject to the consent, approval or authorization of any Person or the availability of any financing;

(i)	neither it nor any of its subsidiaries nor any of their respective directors or officers or, to its knowledge, employees acting on behalf of it or any of its subsidiaries, (i) is a Person identified in any sanctions-related list of designated Persons maintained by the Government of Canada, or (ii) is greater than 50% owned or controlled by any Person described under clause (i) to the extent the owned or controlled Person is itself subject to the restrictions or prohibitions as the Person described in clause (i); and

(j)	to its knowledge, the funds representing the aggregate Subscription Price for the New Common Shares purchased by it pursuant to this Backstop Commitment Letter and the aggregate amounts which will be paid by it to the Company hereunder: (i) do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”), and (ii) have not been and will not be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, in each case, with respect to each of clause (i) and (ii), in violation thereof. It acknowledges and agrees that the Company may be required by Law to provide disclosure pursuant to the PCMLTFA. The funds representing payment of the amounts to be advanced by it hereunder will not represent proceeds of crime for the purposes of the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) in violation of the PATRIOT Act, and it acknowledges that the Company may in the future be required by law to disclose its name and other information relating to this Backstop Commitment Letter and the amounts payable by it to the Company hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the funds representing payment of the amounts to be advanced by it hereunder (A) has been or will be, to its knowledge, derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (B) is being tendered on behalf of a Person or entity who has not been identified to or by it, and it shall promptly notify the Company if it discovers that any of such representations ceases to be true and provide the Company with appropriate information which is reasonably available in connection therewith.

6.	Covenants

In consideration of each Backstop Party making its Commitments and purchasing its New Equity Offering Shares as set forth in this Backstop Commitment Letter, but subject in all respects to the Plan Support Agreement (including, without limitation, Section 11 and Section 12(b)(iv) thereof), the Company hereby covenants and agrees:

(a)	to (i) consult with and agree (such agreement not to be unreasonably withheld, conditioned or delayed) with the Initial Backstop Parties with respect to all material steps required in connection with the New Equity Offering, (ii) prepare and, as soon as reasonably possible following the applicable record date(s) for the New Equity Offering, file with the applicable Canadian Securities Commissions the information statement related to the Plan and the New Equity Offering, (iii) permit the Initial Backstop Parties to review and comment on all material drafts of the information statement, which document shall be filed in a form acceptable to the Initial Backstop Parties, acting reasonably, and (iv) permit the Initial Backstop Parties to conduct all diligence activities they may reasonably request from time to time;

(b)	to take any and all commercially reasonable and appropriate actions in furtherance of the New Equity Offering, as contemplated under this Backstop Commitment Letter, and not take any action (or inaction) that is materially inconsistent with the terms of this Backstop Commitment Letter;

(c)	to negotiate in good faith all New Equity Offering Documentation with the Initial Backstop Parties on terms consistent with this Backstop Commitment Letter;

(d)	from the date hereof through the earlier of the Effective Date and termination of this Backstop Commitment Letter, to promptly notify the Initial Backstop Parties, in writing, of receipt of any notice, demand, request or inquiry by any Governmental Entity concerning the New Equity Offering or the transactions contemplated hereby or the issuance by any Governmental Entity of any cease trading or similar Order or ruling relating to any securities of the Just Energy Entities;

(e)	to take all action as may be necessary so that the New Equity Offering and the other transactions contemplated in this Backstop Commitment Letter will be effected in accordance with applicable Laws including applicable Canadian Securities Laws and U.S. Securities Laws;

(f)	to execute any and all documents and perform (or cause its agents and advisors to perform) any and all commercially reasonable acts required in connection with this Backstop Commitment Letter;

(g)	to use commercially reasonable efforts to timely prepare and file all documentation and pursue all steps reasonably necessary to obtain all required regulatory approvals, and material third-party consents and approvals as may be required in connection with the New Equity Offering and the transactions contemplated hereby; and

(h)	to promptly notify the Initial Backstop Parties of (i) any event, condition, or development that has resulted in the inaccuracy in a material respect or material breach of any representation or warranty, covenant or agreement contained in this Backstop Commitment Letter, or (ii) any Material Adverse Effect occurring from and after the date hereof.

7.	Regulatory Matters

(a)	Just Energy and the Initial Backstop Parties, each acting reasonably, shall work together in good faith to determine, on a date that is not later than ten (10) Business Days following the date of this Backstop Commitment Letter (the “Determination Date”), whether it is necessary or advisable that a filing be made to obtain Competition Act Approval and/or Investment Canada Act Approval in connection with the entering into and performance of transactions contemplated by this Backstop Commitment Letter. In the event that Just Energy and the Initial Backstop Parties jointly determine that Competition Act Approval and/or Investment Canada Act Approval is required or should be obtained, as applicable:

(i)	the Parties shall, as soon as reasonably practicable, and in no event more than ten (10) Business Days after the Determination Date, submit a request to the Commissioner for an Advance Ruling Certificate or, in the alternative, a No Action Letter in respect of the transactions contemplated by this Backstop Commitment Letter;

(ii)	the Parties shall submit, at the Parties’ joint election and within ten (10) Business Days of such mutually agreed election, notification filings in accordance with Part IX of the Competition Act in respect of the transactions contemplated by this Backstop Commitment Letter; and

(iii)	the Initial Backstop Parties shall, as soon as reasonably practicable and in no event more than ten (10) Business Days after the Determination Date, submit the notification for the Investment Canada Act Approval.

(b)	On a date that is on or prior to the Determination Date, Just Energy and the Initial Backstop Parties, each acting reasonably, shall also work together in good faith to determine whether any Antitrust Approvals are required or advisable and if so, shall proceed to make any such filings on an expeditious basis. Just Energy shall be responsible for the payment of any filing fees required to be paid in connection with any filing made in respect of the Competition Act Approval and the Antitrust Approvals, as applicable.

(c)	Just Energy and the Initial Backstop Parties shall, from and after the date hereof, work together to determine whether any material licenses, permits or approvals required from any Governmental Entity or under any Applicable Laws relating to the business and operations of the Just Energy Entities that would be required to be obtained in order to permit Just Energy, New Just Energy Parent and the Initial Backstop Parties to perform their obligations hereunder and the issuing, acquisition and holding of the New Common Shares, other than the Competition Act Approval and the Investment Canada Act Approval (the “Regulatory Approvals”). In the event any such determination is made, Just Energy and the Initial Backstop Parties shall use commercially reasonable efforts to apply for an obtain any such Regulatory Approvals as soon as reasonably practicable, in accordance with Section 7.7(d), in each case at the sole cost and expense of the Just Energy.

(d)	Just Energy and the Initial Backstop Parties shall use commercially reasonable efforts to apply for and obtain the Transaction Regulatory Approvals and shall co-operate with one another in connection with obtaining such approvals. Without limiting the generality of the foregoing, Just Energy and the Initial Backstop Parties shall: (i) give each other reasonable advance notice of all meetings or other oral communications with any Governmental Entity relating to the Transaction Regulatory Approvals, as applicable, and provide as soon as practicable but in any case, if any, within the required time, any additional submissions, information and/or documents requested by any Governmental Entity necessary, proper or advisable to obtain the Transaction Regulatory Approvals; (ii) not participate independently in any such meeting or other oral communication without first giving Just Energy or the Initial Backstop Parties, as applicable (or their outside counsel) an opportunity to attend and participate in such meeting or other oral communication, unless otherwise required or requested by such Governmental Entity; (iii) if any Governmental Entity initiates an oral communication regarding the Transaction Regulatory Approvals as applicable, promptly notify Just Energy or the Initial Backstop Parties, as applicable, of the substance of such communication; (iv) subject to Applicable Laws relating to the exchange of information, provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any filings, notifications, submissions, analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of a Just Energy or an Initial Backstop Party, as applicable) with a Governmental Entity regarding the Transaction Regulatory Approvals as applicable; and (v) promptly provide each other with copies of all written communications to or from any Governmental Entity relating to the Transaction Regulatory Approvals as applicable.

(e)	Each of the Just Energy Entities and the Initial Backstop Parties may, as advisable and necessary, reasonably designate any competitively or commercially sensitive material provided to the other under this Section 7 as “Outside Counsel Only Material”, provided that the disclosing Party also provides a redacted version to the receiving Party. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and, subject to any additional agreements between the Just Energy Entities and the Initial Backstop Parties, will not be disclosed by such outside legal counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

(f)	The obligation of any Just Energy Entity or an Initial Backstop Party to use its commercially reasonable efforts to obtain the Transaction Regulatory Approvals does not require Just Energy or the Initial Backstop Parties (or any Affiliate thereof) to undertake any divestiture of any business or business segment of Just Energy or the Initial Backstop Parties, to agree to any material operating restrictions related thereto or to incur any material expenditure(s) related therewith, unless agreed to by the Initial Backstop Parties and the Company. In connection with obtaining the Transaction Regulatory Approvals, no Just Energy Entity shall agree to any of the foregoing items without the prior written consent of the Initial Backstop Parties.

8.	Conditions to Backstop Parties’ Commitments

Notwithstanding anything to the contrary contained in this Backstop Commitment Letter and without limiting any other rights of the Backstop Parties hereunder, each Backstop Party’s obligation to fulfill its Commitments and New Equity Commitments and consummate the transactions contemplated hereby shall be subject to the satisfaction of the following conditions (provided that, for greater certainty, nothing in this Section 8 changes the applicable deadlines under Section 2(a) and Section 10 by which each Additional Backstop Party and Initial Backstop Party, respectively, must fund its New Equity Commitment and Commitments into escrow in accordance with the terms hereof), each of which is for the benefit of the Backstop Parties and may be waived, in whole or in part, by the Initial Backstop Parties (provided that such conditions shall not be enforceable by a Backstop Party if any failure to satisfy such conditions results from a breach of this Backstop Commitment Letter by such Backstop Party):

(a)	the Company shall have executed this Backstop Commitment Letter and delivered its signature page to each Backstop Party;

(b)	(i) the representations and warranties of the Company set forth in this Backstop Commitment Letter (other than the Company Fundamental Representations) shall be true and correct as of the Effective Date, except that representations and warranties given as of another specified date shall be true and correct as of such date, as though then made (without giving effect to any materiality, Material Adverse Effect, or similar qualification in the representations and warranties), except where the failure of such representations and warranties to be so true and correct would not, in the aggregate, have a Material Adverse Effect and (ii) the Company Fundamental Representations shall be true and correct in all respects as of the Effective Date (other than de minimis failures) as though such representations and warranties had been made on and as of the Effective Date;

(c)	since the date of this Backstop Commitment Letter, no change, effect, event, occurrence, state of facts or development shall have occurred that resulted in, or would be reasonably expected to result in, a Material Adverse Effect;

(d)	the Company shall have complied in all material respects with each covenant and obligation in this Backstop Commitment Letter and the New Equity Offering Documentation;

(e)	each of the Company and New Just Energy Parent shall not have issued any New Common shares, New Preferred Shares or other securities of the Company or New Just Energy Parent, or incurred any new debt obligations, except in each case as provided for in the Plan and the Plan Support Agreement;

(f)	no proceeding shall have been commenced that could reasonably be expected to result in an injunction or other Order to, or no injunction or other Order shall have been issued to, enjoin, restrict or prohibit any of the transactions contemplated by the Plan, the Support Agreement or this Backstop Commitment Letter;

(g)	all required Transaction Regulatory Approvals shall have been obtained and shall be in full force and effect, except for such Transaction Regulatory Approvals that need not be obtained or in full force and effect prior to the implementation of the Plan;

(h)	the Company shall have provided the Initial Backstop Parties with: (i) on the Escrow Deadline, a certificate signed by an officer of the Company certifying compliance with the terms of this Section 8 as of the Escrow Deadline (to the extent such conditions are capable of being satisfied on or before the Escrow Deadline), and (ii) on the Effective Date, a certificate signed by an officer of the Company certifying compliance with the terms of this Section 8 as of the Effective Date;

(i)	all conditions to effectiveness of the Plan and all conditions set forth in the Plan Support Agreement shall have been satisfied or waived in accordance with the terms thereof, or will be satisfied or waived concurrently with the closing of the transactions contemplated therein and herein, the Plan shall be effective as of the closing of the New Equity Offering and the Effective Date shall have occurred or shall be deemed to occur concurrently with the closing of the transactions contemplated therein and herein;

(j)	the New Equity Offering shall have been conducted, in all material respects, in accordance with the Plan Support Agreement and the Plan, and the expiration of the New Equity Offering shall have occurred;

(k)	the Plan Support Agreement shall not have been amended, restated, modified, changed, supplemented or altered without obtaining the requisite approvals pursuant to the Plan Support Agreement in writing; and

(l)	the Plan Support Agreement shall be in full force and effect as it relates to each of the Company and the Plan Sponsor.

If the transactions contemplated hereby are consummated, all conditions set forth in this Section 8 which have not been fully satisfied as of the Effective Date shall be deemed to have been waived by the Backstop Parties.

9.	Fees

In consideration of the execution and delivery of this Backstop Commitment Letter:

(a)	The Company agrees that New Just Energy Parent shall issue and deliver to the Initial Backstop Parties and the Additional Backstop Parties, in the aggregate, New Common Shares representing ten (10) percent of the outstanding New Common Shares on the Effective Date (subject to dilution in accordance with any management incentive plan), which shall constitute the Backstop Commitment Fee Shares and which shall be fully earned upon entry of the Authorization Order, and shall be issuable and deliverable to each Initial Backstop Party and the Additional Backstop Party on the Effective Date; provided that, such Initial Backstop Party and Additional Backstop Party has funded its New Equity Commitment and its Commitments in accordance with the terms hereof. The Backstop Commitment Fee Shares shall be delivered to the Initial Backstop Parties and Additional Backstop Parties in book-entry form by New Just Energy Parent or its transfer agent. The Initial Backstop Parties and the Additional Backstop Parties that have funded their New Equity Commitments and Commitments in accordance with the terms hereof shall each be entitled to their respective Initial Backstop and Additional Backstop Commitment Pro Rata Share (calculated without including the Backstop Commitment Allocation of any Defaulting Backstop Party) of the Backstop Commitment Fee Shares. For the avoidance of doubt, the Backstop Commitment Fee Shares shall not be issuable or deliverable in the event the Just Energy Entities consummate an Alternative Restructuring Proposal (as defined in the Plan Support Agreement).

(b)	The Company agrees that a Just Energy Entity organized in the United States (which may be the Company) (the identity of which shall be subject to the approval of the Initial Backstop Parties (not to be unreasonably withheld, conditioned, or delayed)) shall pay to the Initial Backstop Parties and Additional Backstop Parties, in the aggregate, a cash fee in an amount equal to US$15 million (the “Termination Fee”), which shall be, subject to entry of the Authorization Order, (i) fully earned upon entry of the Authorization Order and (ii) payable solely after the Company’s termination of the Plan Support Agreement pursuant to Section 12(b)(iv) thereof or the Plan Sponsor’s termination of the Plan Support Agreement pursuant to Section 12(a)(xvii) thereof, and concurrently with the consummation of an Alternative Restructuring Proposal (as defined in the Plan Support Agreement) after any such termination; provided, however, that the Company shall obtain within the Authorization Order a court-ordered charge in favor of the Initial Backstop Parties in the amount of the Termination Fee to secure the payment of the Termination Fee, which charge shall have the priority given to it pursuant to the Authorization Order. The Initial Backstop Parties and Additional Backstop Parties shall each be entitled to their respective Initial Backstop and Additional Backstop Commitment Pro Rata Share of the Termination Fee.

The Termination Fee shall be deemed automatically waived by the Initial Backstop Parties and the Additional Backstop Parties upon the consummation of the transactions contemplated by the Backstop Commitment Letter or if the Plan Support Agreement is terminated (other than pursuant to Section 12(b)(iv) or Section 12(a)(xvii) thereof).

(c)	The Parties hereto and New Just Energy Parent agree to treat, for U.S. federal income tax purposes, the payment of the Backstop Commitment Fee Shares pursuant to this Backstop Commitment Letter as the consideration paid in exchange for the issuance of a put option by the Initial Backstop Parties and the Additional Backstop Parties to New Just Energy Parent with respect to the Backstopped Shares. The Backstop Parties, the Just Energy Entities and New Just Energy Parent shall not take any tax position or tax action inconsistent with such tax treatment and/or tax characterization unless otherwise required by applicable law.

10.	Funding Procedures

(a)	As soon as practicable, and in any event within five (5) Business Days following the New Equity Participation Deadline, the Company shall provide written notice to each Initial Backstop Party (or its Assignee Backstop Party) setting forth the Company’s calculation of: (i) the number of Backstopped Shares, (ii) the New Equity Offering Shares subscribed for and funded by New Equity Offering Eligible Participants in the New Equity Offering, (iii) such Backstop Party’s Commitments, and (iv) wire transfer instructions for an escrow account in accordance with the Escrow Agreement or other escrow arrangements to be agreed by the Company and the Initial Backstop Parties, each acting reasonably (the “New Equity Offering Escrow Account”).

(b)	By no later than the Escrow Deadline, each Initial Backstop Party (or its Assignee Backstop Party) shall deposit cash in an aggregate amount equal to its New Equity Commitments and Commitments in immediately available funds in the New Equity Offering Escrow Account based on the Subscription Price, in accordance with the terms hereof and the New Equity Offering Documentation. The maximum amount of the New Equity Commitments and Commitments hereunder by the Backstop Parties shall not exceed US$192,550,000, subject to reduction as set forth in this Section 10(b) and Section 2(b).

(c)	To the extent Non-Backstop Parties subscribe for New Equity Offering Shares, the Company shall direct the escrow agent under the Escrow Agreement to, as soon as reasonably practicable following the Effective Date, release the amount of the Additional Backstop Commitment Allocations to the Additional Backstop Parties which amounts are not required to be used to acquire any Backstopped Shares.

11.	Expiration of Commitments

Each Backstop Party hereby agrees to hold its Commitments available for the Company until, and this Backstop Commitment Letter shall (subject to Section 16) terminate on, the earliest of (a) the Effective Date, (b) the termination of this Backstop Commitment Letter in accordance with Section 13 upon the occurrence of any of the events contained Section 13, (c) the termination of this Backstop Commitment Letter pursuant to Section 2, and (d) the Outside Date.

12.	Approval, Consent, Waiver, Amendment of or by Backstop Parties

Except as may be otherwise specifically provided for under this Backstop Commitment Letter, where this Backstop Commitment Letter provides that a matter shall have been approved, agreed to, consented to, waived or amended by the Initial Backstop Parties or the Backstop Parties, or that a matter must be satisfactory or acceptable to the Initial Backstop Parties or the Backstop Parties, such approval, agreement, consent, waiver, amendment, satisfaction, acceptance or other action shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Backstop Commitment Letter, where the Backstop Parties which have subscribed for a majority of the Commitments shall have confirmed their approval, consent, waiver, amendment, satisfaction or acceptance, as the case may be, to the Company. The Company shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action communicated to the Company by the Initial Backstop Parties, and such communication shall be effective for all purposes of this Backstop Commitment Letter and the terms and conditions hereof. For the avoidance of doubt, this Section 12 shall apply to the Initial Backstop Parties’ right to terminate this Backstop Commitment Letter pursuant to Section 13 hereof. Any amendment to this Section 12, to the definition of the terms “Initial Backstop Party”, “Backstop Party” or “Outside Date” used in this Backstop Commitment Letter, or to the last sentence of Section 2, shall require the prior written consent of each Initial Backstop Party; and provided, further, that any amendment to this Backstop Commitment Letter that would materially and adversely affect any Backstop Party compared to any other Backstop Party shall require the prior written consent of the adversely affected Backstop Party.

13.	Termination Events

(a)	Consensual Termination. This Backstop Commitment Letter may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Date by mutual written consent of the Company and the Initial Backstop Parties.

(b)	Termination of the Plan Support Agreement. This Backstop Commitment Letter may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Date by either Just Energy or the Initial Backstop Parties upon the termination of the Plan Support Agreement as to the Just Energy Entities or the Plan Sponsor for any reason.

(c)	Backstop Party Termination. This Backstop Commitment Letter may be terminated by the Initial Backstop Parties by the delivery to the Company of a written notice in accordance with Section 20(n) hereof, upon the occurrence and during the continuation of any material breach of any representation, warranty or covenant of the Company made in this Backstop Commitment Letter such that the conditions set forth in Section 8 would not be satisfied, and such material breach has not been waived in writing by the Initial Backstop Parties or remains uncured within ten (10) Business Days after the receipt by the Company of written notice of such breach; provided, however, that the right to terminate this Backstop Commitment Letter pursuant to this Section 13(c) shall not be available to the Initial Backstop Parties if any Initial Backstop Party is in breach of any of its representations, warranties, covenants, obligations or agreements set forth in this Backstop Commitment Letter.

(d)	Company Termination. This Backstop Commitment Letter may be terminated by the Company by the delivery to the Initial Backstop Parties of a written notice in accordance with Section 20(n) hereof, upon the occurrence and during the continuation of any material breach of any representation or warranty of the Backstop Parties made in this Backstop Commitment Letter and such material breach has not been waived in writing by the Company or remains uncured within ten (10) Business Days after the receipt by the Initial Backstop Parties of written notice of such breach; provided, however, that the right to terminate this Backstop Commitment Letter pursuant to this Section 13(d) shall not be available to the Company if the Company is in breach of any of its representations, warranties, covenants, obligations or agreements set forth in this Backstop Commitment Letter.

(e)	Effect of Termination. Upon termination of this Backstop Commitment Letter pursuant to this Section 13, this Backstop Commitment Letter shall forthwith become void and there shall be no further obligations or liabilities on the part of the Parties, other than with respect to payment of the Termination Fee pursuant to Section 9(b), to the extent applicable, provided, that (i) the provisions set forth in Section 17, this Section 13(e) and Section 20 shall survive the termination of this Backstop Commitment Letter in accordance with their terms and subject to any Order of the U.S. Bankruptcy Court or the CCAA Court and (ii) nothing in this Section 13 shall relieve any Party from liability for its gross negligence or any willful or intentional breach of this Backstop Commitment Letter.

14.	Public Disclosure

(a)	All public announcements made in respect of the Restructuring shall be made solely by the Company, provided that such public announcements shall be in form and substance acceptable to the Initial Backstop Parties and the Company, each acting reasonably. Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of the Restructuring to the extent required by applicable Law.

(b)	Subject to the above, each of the Company and the Backstop Parties agree to the existence and factual details of this Backstop Commitment Letter being set out in any public disclosure made by the Company or a Backstop Party, including, without limitation, press releases and court materials, and to the filing of this Backstop Commitment Letter on SEDAR and/or EDGAR and with the CCAA Court in connection with the CCAA Proceedings or the U.S. Bankruptcy Court in the U.S. Bankruptcy Proceedings, provided that the foregoing shall be subject to redactions as may be necessary to protect the commercial interests of the applicable parties.

(c)	Except as required by applicable Law, the Company shall not without the prior written consent of the Initial Backstop Parties (not to be unreasonably withheld, conditioned or delayed), specifically name the Initial Backstop Parties in any press release or other public announcement or statement or commentary or make any representation in relation thereto.

15.	Assignment

Other than as expressly set forth herein including Section 2 hereof, the Parties shall have no right to sell, transfer, negotiate or assign their rights and obligations hereunder and any such sale, transfer, negotiation or assignment shall be void ab initio.

16.	Survival

The provisions of Sections 3, 4, 5, 6(h), 9, 14, 16, 17 and 18 hereof will survive the expiration or termination of the Commitments or this Backstop Commitment Letter (including any extensions) and the consummation of the transactions contemplated hereby; provided that, the provisions of Sections 3, 4, 5, 6(h) and 17 hereof shall only survive such expiration, termination or consummation until the Effective Date; provided further that, the provisions of Sections 6(h) hereof shall only survive with respect to any breach thereof by the Company that is not known by the Initial Backstop Parties as of the date of such consummation.

17.	Indemnification

(a)	The Company agrees to indemnify and hold harmless each of the Backstop Parties and their respective affiliates and their respective present and former directors, officers, employees, agents and controlling persons (each such person, an “Indemnified Party”) to the extent fully permitted by law from and against any losses, claims, damages and liabilities, joint or several (collectively, the “Damages”), to which such Indemnified Party may become subject (other than taxes of the Backstop Parties) in connection with or otherwise relating to or arising from any claims by a third party against an Indemnified Party in respect of the obligations of the Backstop Parties under this Backstop Commitment Letter; provided that, the foregoing indemnity will not, as to any Indemnified Party, apply to Damages (i) if the applicable Backstop Party in respect of such Indemnified Party has breached any of its representations, warranties, covenants or agreements contained in this Backstop Commitment Letter or (ii) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the bad faith, willful misconduct or gross negligence of such Indemnified Party (collectively, the “Indemnifiable Events”).

(b)	Subject to the proviso in Section 17(a), the Company will reimburse each Indemnified Party for all reasonable and documented (without detailed descriptions of services) fees and expenses (including the reasonable fees and expenses of counsel) (collectively, “Expenses”) as incurred in connection with investigating, preparing, pursuing or defending any threatened or pending claim, action, proceeding or investigation (collectively, the “Proceeding”) arising from an Indemnifiable Event, whether or not such Indemnified Party is a formal party to such Proceeding; provided, that the Company will not be liable to any such Indemnified Party to the extent that any Damages are found in a final non- appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder.

(c)	If for any reason other than in accordance with this Backstop Commitment Letter, the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless in respect of an Indemnifiable Event, then the Company will contribute to the amount paid or payable by an Indemnified Party as a result of Damages (including all Expenses incurred) in respect of an Indemnifiable Event in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and each Backstop Party and/or any other Indemnified Party on the other hand, in connection with the matters covered by this Backstop Commitment Letter or, if the foregoing allocation is not permitted by applicable Law, not only such relative benefits but also the relative faults of such parties as well as any relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents) on the one hand, or by the Backstop Parties, on the other hand.

(d)	The Company agrees not to enter into any waiver, release or settlement of any Proceeding (whether or not any Backstop Party or any other Indemnified Party is a formal party to such Proceeding) in respect of which indemnification may be sought hereunder without the prior written consent of the applicable Backstop Party (which consent will not be unreasonably withheld), unless such waiver, release or settlement (i) includes an unconditional release of such Backstop Party and each Indemnified Party from all liability arising out of such Proceeding and (ii) does not contain any factual or legal admission by or with respect to any Indemnified Party or any adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

(e)	The indemnity, reimbursement and contribution obligations of the Company hereunder will be in addition to any liability which the Company may have at common law or otherwise to any Indemnified Party and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

18.	Certain Taxes

The Company will also pay any stamp, transfer, or similar taxes imposed by any Specified Tax Jurisdiction upon the delivery of the Backstopped Shares.

19.	[Reserved]

20.	Miscellaneous

(a)	The headings in this Backstop Commitment Letter are for reference only and shall not affect the meaning or interpretation of this Backstop Commitment Letter.

(b)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(c)	Unless otherwise specifically indicated, all sums of money referred to in this Backstop Commitment Letter are expressed in U.S. Dollars.

(d)	This Backstop Commitment Letter (including the schedules attached hereto), together with the Plan Support Agreement (including the schedules and exhibits attached thereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Backstop Commitment Letter does not alter or supersede any confidentiality or non-disclosure agreement between the Company and any of the Backstop Parties.

(e)	The Company acknowledges and agrees that any waiver or consent that the Backstop Parties may make on or after the date hereof has been made by the Backstop Parties, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties set forth herein.

(f)	No Party shall have any responsibility by virtue of this Backstop Commitment Letter for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Backstop Commitment Letter.

(g)	The Company acknowledges and each Initial Backstop Party confirms that it has independently participated in the negotiation of the transactions contemplated under this Backstop Commitment Letter with the advice of counsel and advisors.

(h)	It is understood and agreed that none of the Backstop Parties has any duty of trust or confidence in any form with any other Party or any creditors or other stakeholders of any Just Energy Entity and, except as expressly provided in this Backstop Commitment Letter, there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof.

(i)	The agreements, representations and obligations of the Backstop Parties under this Backstop Commitment Letter are, in all respects, several and not joint and several.

(j)	Except as explicitly provided for herein, and notwithstanding any termination of this Backstop Commitment Letter, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Backstop Party or the Company to protect and preserve its rights, remedies and interests (including, with respect to the Backstop Parties, their claims against the Just Energy Entities), and each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind.

(k)	No director, officer or employee of any Just Energy Entity or any of its legal, financial or other advisors shall have any personal liability to any of the Backstop Parties under this Backstop Commitment Letter. No director, officer or employee of any of the Backstop Parties, the Advisors or any of their legal, financial or other advisors shall have any personal liability to any Just Energy Entities under this Backstop Commitment Letter.

(l)	This Backstop Commitment Letter may be modified, amended, supplemented, or waived as to any matter by an instrument in writing signed by the Company and the Initial Backstop Parties (as determined in accordance with Section 12 hereof).

(m)	Any date, time or period referred to in this Backstop Commitment Letter shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(n)	All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by internationally recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by email if sent during normal business hours of the recipient, and if not, then on the next Business Day of the recipient, or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All deliveries required or permitted hereunder shall be deemed effectively made: (A) upon personal delivery to the Party receiving the delivery, (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt, or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address for each of the Company and Initial Backstop Parties shall be as follows:

(i)	If to the Company, at:

Just Energy Group Inc.
100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1

Attention:	Jonah Davids
Email:	[Redacted]

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario M5X 1B8

Attention:	Marc Wasserman and Michael De Lellis

Email:	[Redacted]
[Redacted]

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Brian Schartz and Neil Herman

Email:	[Redacted]
[Redacted]

(ii)	If to the Initial Backstop Parties, at:

the address set forth for each Initial Backstop Party on its signature page hereto, with a required copy (which shall not be deemed notice) to:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King St. W

Toronto, ON M5H 3C2

Attention: Ryan Jacobs, Jane Dietrich and Joseph Bellissimo

Email:	[Redacted]
[Redacted]
[Redacted]

and

Akin Gump Straus Hauer & Feld LLP

Bank of America Tower, One Bryant Park

New York, NY 10036

Attention: David Botter, Sarah Link Schultz and Zachary Wittenberg

Email:	[Redacted]
[Redacted]
[Redacted]

The address for each of the Additional Backstop Parties will be the address shown in the records of the Computershare Trust Company of Canada, as agent for the Term Loan Claims, unless otherwise updated by an Additional Backstop Party.

(o)	If any term or other provision of this Backstop Commitment Letter is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Backstop Commitment Letter shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Initial Backstop Parties shall negotiate in good faith to modify this Backstop Commitment Letter so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Backstop Commitment Letter remain as originally contemplated to the fullest extent possible.

(p)	The provisions of this Backstop Commitment Letter shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Backstop Commitment Letter without the prior written consent of the other Parties hereto, except as set forth and to the extent permitted in Section 2 hereof.

(q)	This Backstop Commitment Letter shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflicts of law principles thereof.

(r)	Each Party irrevocably agrees that any legal action, suit, or proceeding arising out of or relating to this Backstop Commitment Letter brought by any party or its successors or assigns shall be brought and determined in the CCAA Court and each Party hereby irrevocably submits to the exclusive jurisdiction of the CCAA Court and, if the CCAA Court does not have (or abstains from) jurisdiction, Courts of the Province of Ontario, and any appellate court from any thereof, for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Backstop Commitment Letter. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim, or otherwise, in any proceeding arising out of or relating to this Backstop Commitment Letter, (i) any claim that it is not personally subject to the jurisdiction of the CCAA Court as described herein for any reason, (ii) that it or its property is exempt or immune from the jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (x) the proceeding in such court is brought in an inconvenient forum, (y) the venue of such proceeding is improper, or (z) this Backstop Commitment Letter, or the subject matter hereof, may not be enforced in or by such court.

(s)	EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS BACKSTOP COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS BACKSTOP COMMITMENT LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. ANY PARTY MAY FILE A COPY OF THIS PROVISION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS BACKSTOP COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS BACKSTOP COMMITMENT LETTER SHALL INSTEAD BE TRIED BY A JUDGE OR JUDGES SITTING WITHOUT A JURY.

(t)	The Parties understand and agree that money damages would be an insufficient remedy for any breach of this Backstop Commitment Letter by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (including attorneys’ fees and costs) as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies. Notwithstanding anything to the contrary herein, nothing in this Backstop Commitment Letter shall limit, or be deemed to limit, any of the remedies that the Company has under this Backstop Commitment Letter for breach.

(u)	Unless expressly stated herein, this Backstop Commitment Letter shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

(v)	This Backstop Commitment Letter may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

(w)	Notwithstanding anything that may be expressed or implied in this Backstop Commitment Letter, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Backstop Commitment Letter or any documents or instruments delivered in connection with this Backstop Commitment Letter shall be had against any Party’s Affiliates, or any of such Party’s Affiliates’, in each case, other than the Parties to this Backstop Commitment Letter and each of their respective successors and permitted assignees based upon, arising out of or relating to this Backstop Commitment Letter, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Party’s Affiliates, as such, for any obligation or liability of any Party under this Backstop Commitment Letter or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 20(w) shall relieve or otherwise limit the liability of any Party hereto or any of their respective successors or permitted assigns for any breach or violation of its obligations under this Backstop Commitment Letter or such other documents or instruments. For the avoidance of doubt, none of the Parties will have any recourse, be entitled to commence any proceeding or make any claim under this Backstop Commitment Letter or in connection with the transactions contemplated hereby except against any of the Parties or their respective successors and permitted assigns, as applicable.

[Remainder of Page Intentionally Left Blank]

INITIAL BACKSTOP PARTIES:

LVS III SPE XV LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

TOCU XVII LLC

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

HVS XVI LLC

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

OC II LVS XIV LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Signature Page – Backstop Commitment Letter

OC III LFE I LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Exhibit “A”

Name of Initial Backstop Party:	[Redacted]

Principal Amount of Term Loan
[Redacted]
[Redacted]
[Redacted]
[Redacted]
[Redacted]

Acknowledged and agreed:

JUST ENERGY (U.S.) CORP.

Per:	(signed) Michael Carter
Name: Michael Carter
Title: Chief Financial Officer

Acknowledged and agreed:

JUST ENERGY (U.S.) CORP.

Per:	(signed) Jonah Davids
Name: Jonah Davids
Title: Executive Vice President, General Counsel and Corporate Secretary

[Signature page to Backstop Commitment Letter]

SCHEDULE “A”

PLAN SUPPORT AGREEMENT

SCHEDULE “B”

DEFINITIONS

Definition	Section or Page Number
“Additional Backstop Notice”	Section 2(a)
“Additional Backstop Party”	Section 2(a)
“Backstop Commitment Letter”	Page 1 (1st paragraph)
“Backstop Party” or “Backstop Parties”	Page 1 (1st paragraph)
“Backstopped Shares”	Section 2(c)
“CCAA”	Page 1 (1st paragraph)
“Commitments”	Section 2(c)
“Company”	Page 1 (1st paragraph)
“Damages”	Section 17(a)
“Defaulted Subscription Shares”	Section 2(c)
“Defaulting Backstop Party”	Section 2(e)
“Determination Date”	Section 7(a)
“Expenses”	Section 17(b)
“Indemnifiable Events”	Section 17(a)
“Indemnified Party”	Section 17(a)
“Initial Backstop Party” or “Initial Backstop Parties”	Page 1 (1st paragraph)
“Just Energy”	Page 1 (1st paragraph)
“Just Energy Entity” or “Just Energy Entities”	Page 1 (1st paragraph)
“New Equity Offering”	Page 1 (1st paragraph)
“New Equity Offering Escrow Account”	Section 10(b)
“New Equity Offering Shares”	Page 1 (1st paragraph)
“Party” or “Parties”	Page 1 (2nd paragraph)
“PATRIOT Act”	Section 5(j)
“PCMLTFA”	Section 5(j)
“Plan”	Page 1 (1st paragraph)
“Primary Commitments”	Section 2(c)
“Proceeding”	Section 17(b)
“Regulatory Approval”	Section 7(c)
“Restructuring”	Page 1 (2nd paragraph)
“Restructuring Term Sheet”	Page 1 (1st paragraph)
“Secondary Commitments”	Section 2(c)
“Subscription Price”	Section 2(c)
“Termination Fee”	Section 9(b)
“Transaction Documents”	Page 1 (2nd paragraph)

In addition, the following terms used in this Backstop Commitment Letter shall have the following meanings:

(a)	“Additional Backstop Commitment Allocation” means the Backstop Commitment Allocation as between the Additional Backstop Parties upon the execution of this Backstop Commitment Letter, subject to the Maximum Backstop Amount in respect of each Additional Backstop Party.

(b)	“Additional Backstop Party Joinder” means a written joinder to this Backstop Commitment Letter in a form reasonably consistent with the form attached hereto as Schedule “D”.

(c)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Letter.

(d)	“Advisors” means Cassels Brock & Blackwell LLP, Akin Gump Strauss Hauer & Feld, LLP and Houlihan Lokey, Inc.

(e)	“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor.

(f)	“Antitrust Approvals” means any approval, clearance, filing or expiration or termination of a waiting period pursuant to which a transaction would be deemed to be unconditionally approved in relation to the transactions contemplated hereby under any Antitrust Law of any country or jurisdiction that the Initial Backstop Parties agree, each acting reasonably, is required, other than the Competition Act Approval.

(g)	“Antitrust Laws” means all Applicable Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening or preventing competition through merger or acquisition.

(h)	“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common law or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, or rule or regulation of any stock exchange or securities commission, or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or their business or operations, as amended unless expressly specified otherwise.

(i)	“Assignee Backstop Parties” means the Persons that become party to this Backstop Commitment Letter from time to time in accordance with Section 2(f) hereof upon the execution of an Assignee Joinder.

(j)	“Assignee Joinder” means a written joinder to this Backstop Commitment Letter in a form reasonably consistent with the form attached hereto as Schedule “E”.

(k)	“Authorization Order” has the meaning set forth in the Plan Support Agreement.

(l)	“Authorization Recognition Order” has the meaning set forth in the Plan.

(m)	“Backstop Commitment Allocation” means, as to any Backstop Party, the backstop purchase commitment, expressed in dollars, of such Backstop Party as set forth on Schedule “C” hereto, as adjusted under Section 2(b) (in respect of the Initial Backstop Parties) or on its signature page to the Additional Backstop Party Joinder (up to the Maximum Backstop Amount for any Additional Backstop Party) or Assignee Joinder, as applicable, as updated from time to time in accordance with the terms hereof.

(n)	“Backstop Commitment Fee Shares” has the meaning set forth in the Plan.

(o)	“Backstop Commitment Pro Rata Share” means, as to any Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) such Backstop Party’s Backstop Commitment Allocation, by (ii) the Non-Backstop Party Amount.

(p)	“Business Day” means each day, other than Saturday, Sunday, or a statutory holiday, on which banks are generally open for business in Toronto, Calgary, and New York.

(q)	“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada, including the TSX-V.

(r)	“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Backstop Commitment Letter together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

(s)	“CCAA Court” means the Ontario Superior Court of Justice (Commercial List).

(t)	“CCAA Proceedings” means the proceedings commenced in respect of the Just Energy Entities under the CCAA on March 9, 2021 in the CCAA Court bearing Court File No. CV-21-00658423-00CL.

(u)	“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to exercise powers of the Commission of Competition.

(v)	“Company Fundamental Representations” means those representations and warranties set forth in Sections 3(a), 3(b) and 4(c).

(w)	“Competition Act” means the Competition Act (Canada).

(x)	“Competition Act Approval” means that: (i) the Commissioner shall have issued an Advance Ruling Certificate under subsection 102(1) of the Competition Act in respect of the transactions contemplated by this Backstop Commitment Letter, or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired or been waived by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter.

(y)	“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

(z)	“Effective Date” has the meaning to be set forth in the Plan.

(aa)	“Escrow Agreement” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Offering, in form and substance acceptable to the Company and the Initial Backstop Parties, each acting reasonably.

(bb)	“Escrow Deadline” means the date prescribed in the notice to be provided by the Company to the Backstop Parties pursuant to Section 10(b) hereof, which date shall be no less than five (5) Business Days prior to the Effective Date (or such other date as may be agreed by the Company and the Initial Backstop Parties, each acting reasonably).

(cc)	“GAAP” means generally accepted accounting principles in the United States, including International Accounting Standards and U.S. GAAP.

(dd)	“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

(ee)	“Initial Backstop and Additional Backstop Commitment Pro Rata Share” means, as to any Initial Backstop Party or Additional Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) such Initial Backstop Party’s Initial Backstop Commitment Allocation or such Additional Backstop Party’s Additional Backstop Commitment Allocation, by (ii) Non-Backstop Party Amount, provided, however, that if all holders of Term Loan Claims are Party to this Backstop Commitment Letter, “Initial Backstop and Additional Backstop Commitment Pro Rata Share” shall mean “Initial Backstop Party and Additional Backstop Party Pro Rata Share of the Term Loan”.

(ff)	“Initial Backstop Commitment Allocation” means the Backstop Commitment Allocation as between the Initial Backstop Parties upon the execution of this Backstop Commitment Letter, as adjusted in accordance with Section 2(b), and which will be no greater in aggregate for all Initial Backstop Parties than the amount equal to US$192,550,000 minus the New Equity Commitments of all Initial Backstop Parties.

(gg)	“Initial Backstop Party and Additional Backstop Party Pro Rata Share of the Term Loan” means, as to any Initial Backstop Party or Additional Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the amount such Initial Backstop Party’s or Additional Backstop Party’s Term Loan Claim as of the Term Loan Record Date, by (ii) the aggregate of amount of all Term Loan Claims held by the Initial Backstop Parties and Additional Backstop Parties.

(hh)	“Initial Backstop Commitment Pro Rata Share” means, as to any Initial Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) such Initial Backstop Party’s Initial Backstop Commitment Allocation, by (ii) US$192,550,000 minus the New Equity Commitments of all Initial Backstop Parties.

(ii)	“Investment Canada Act” means the Investment Canada Act (Canada).

(jj)	“Investment Canada Act Approval” means both:

(1) receipt by the Initial Backstop Parties of a certification letter from the Director of Investments under the Investment Canada Act pursuant to subsection 13(1) of the Investment Canada Act confirming that that the transactions contemplated by this Backstop Commitment Letter are not reviewable under Part IV of the Investment Canada Act;

and

(2) either: (A) no notice is given under subsection 25.2(1) or 25.3(2) of the Investment Canada Act within the prescribed period; or, (B) if notice is given under subsection 25.2(1) or 25.3(2) of the Investment Canada Act, then either (a) the Minister or Ministers under the Investment Canada Act have sent to the Initial Backstop Parties a notice under paragraph 25.2(4)(a) or 25.3(6)(b) of the Investment Canada Act; or (b) the Governor in Council has issued an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Backstop Commitment Letter.

(kk)	“Law” or “Laws” means any law, statute, order, decree, consent decree, writ, notice, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

(ll)	“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that has had a material adverse effect on (i) the business, assets, liabilities, financial conditions or results of operations of the Just Energy Entities, collectively, or (ii) prevents the ability of the Company to perform its obligations under, or to consummate the transactions contemplated by, this Backstop Commitment Letter, taken as a whole; in each case except to the extent that any such change, effect, event, occurrence, state of facts or development is attributable to: (a) general economic or business conditions; (b) Canada, the United States or foreign economies, or financial, banking or securities markets in general, or other general business, banking, financial or economic conditions (including (i) any disruption in any of the foregoing markets, (ii) any change in the currency exchange rates or (iii) any decline or rise in the price of any security, commodity, contract or index); (c) acts of God or other calamities, national or international political or social conditions, including the engagement and/or escalation by the U.S. or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S. or Canada or any of their territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S. or Canada; (d) the identity of any of the Backstop Parties; (e) conditions affecting generally the industry in which the Company or any of its subsidiaries participates; (f) the public announcement of, entry into or pendency of, actions required or contemplated by or performance of obligations under, this Backstop Commitment Letter or the transactions contemplated by this Backstop Commitment Letter, or the identity of the Parties, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any customers, suppliers, financing sources, licensors, licensees, distributors, partners, employees or others having relationships with the Company or any of its Subsidiaries; (g) changes in applicable Laws or the interpretation thereof; (h) any change in GAAP or other accounting requirements or principles; (i) national or international political, labor or social conditions; (j) the failure of the Company to meet or achieve the results set forth in any internal projections (but not the underlying facts giving rise to such failure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); or (k) any change resulting from compliance with the terms of, or any actions taken (or not taken) by any Party pursuant to or in accordance with, this Backstop Commitment Letter; provided that the exceptions set forth in clauses (a), (b), (c), (e), (g), (h) or (i) shall not apply to the extent that such event is disproportionately adverse to the Just Energy Entities, taken as a whole, as compared to other companies in the industries in which the Just Energy Entities operate.

(mm)	“Maximum Backstop Amount” means, in respect of an Additional Backstop Party, its Initial Backstop Party and Additional Backstop Party Pro Rata Share of the Term Loan for such Additional Backstop Party multiplied by the Non-Backstop Party Amount.

(nn)	“Meetings Order” has the meaning set forth in the Plan Support Agreement.

(oo)	“Meetings Recognition Order” has the meaning set forth in the Plan.

(pp)	“New Common Shares” has the meaning set forth in the Plan Support Agreement.

(qq)	“New Equity Commitments” means, in respect of a Backstop Party, its New Equity Offering Shares multiplied by the Subscription Price.

(rr)	“New Equity Offering Documentation” means, collectively, the New Equity Offering Participation Form and other related documentation reasonably required by the Company and the Initial Backstop Parties to be executed, delivered and/or submitted by New Equity Offering Eligible Participants in connection with the subscription by such New Equity Offering Eligible Participants for New Equity Offering Shares under the New Equity Offering, which shall all be in form and substance acceptable to the Company and the Initial Backstop Parties, each acting reasonably.

(ss)	“New Equity Offering Eligible Participant” has the meaning to be set forth in the Plan.

(tt)	“New Equity Offering Participation Form” has the meaning to be set forth in the Plan.

(uu)	“New Equity Offering Shares” has the meaning set forth in the Plan, and in respect of any New Equity Offering Eligible Participant, its pro rata share of the New Equity Offering Shares available to it pursuant to the Plan and the New Equity Offering Documentation.

(vv)	“New Equity Participation Deadline” has the meaning set forth in the Plan; provided for certainty, such date shall be the deadline by which New Equity Offering Eligible Participants must commit to and fund amounts for their New Equity Commitments to the Company (or its agent) as set forth herein and in the New Equity Offering Documentation.

(ww)	“New Preferred Shares” has the meaning set forth in the Plan Support Agreement.

(xx)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

(yy)	“No Action Letter” means written confirmation from the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Backstop Commitment Letter.

(zz)	“Non-Backstop Party” means a holder of the Term Loan Claim that is not an Initial Backstop Party or Additional Backstop Party.

(aaa)	“Non-Backstop Party Amount” means the amount equal to (i) the number of New Equity Offering Shares that would be issuable to all Non-Backstop Parties if they acquired all New Equity Offering Shares they are entitled to acquire, multiplied by (ii) the Subscription Price.

(bbb)	“Order” means any order, writ, injunction, decree, stipulation, judgment, award, determination, direction, decision or demand of a Governmental Entity.

(ccc)	“Outside Date” has the meaning set forth in the Plan Support Agreement.

(ddd)	“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

(eee)	“Plan Sponsor” means LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC, OC II LVS XIV LP and OC III LFE I LP.

(fff)	“Plan Support Agreement” means the support agreement dated as of the date of this Backstop Commitment Letter, among the Plan Sponsor, the Company and the other parties thereto.

(ggg)	“Sanction Order” has the meaning set forth in the Plan Support Agreement.

(hhh)	“Sanction Recognition Order” has the meaning set forth in the Plan.

(iii)	“Sanctioned Country” means any country or territory to the extent that such country or territory itself is the subject of any comprehensive Sanctions (currently, Crimea, Cuba, Iran, North Korea, Syria and those portions of the Donetsk People’s Republic or Luhansk People’s Republic regions (and such other regions) of Ukraine over which any Sanctions Law authority imposes comprehensive Sanctions Laws), or any country or territory whose government is the subject of Sanctions Laws (currently, Venezuela) or that is otherwise the subject of broad restrictions under Sanctions Laws (including Afghanistan, Russia and Belarus)

(jjj)	“Sanctioned Person” means (i) any Person identified in any Sanctions Law-related list of designated Persons maintained by the Government of Canada or other Sanctions Laws authorities, (ii) any Person located, incorporated, or resident in a Sanctioned Country, or (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii) to the extent the owned or controlled Person is itself subject to the restrictions or prohibitions as the Person described in clause (i) or (ii).

(kkk)	“Sanctions Laws” means economic and financial sanctions Laws administered, enacted or enforced from time to time by the Government of Canada, United States, European Union, United Kingdom, or United Nations Security Council.

(lll)	“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

(mmm)	“SEDAR” means the System for Electronic Document Analysis and Retrieval.

(nnn)	“Specified Tax Jurisdiction” means the United States and any state or local jurisdiction in the United States.

(ooo)	“Term Loan” has the meaning set forth in the Plan.

(ppp)	“Term Loan Claim” has the meaning set forth in the Plan Support Agreement.

(qqq)	“Term Loan Record Date” has the meaning set forth in the Plan

(rrr)	“Transaction Regulatory Approvals” means, collectively, and in each case to the extent it has been agreed to in accordance with Section 7 hereof that such approval shall be obtained, the Competition Act Approval, the Antitrust Approvals, the Investment Canada Act Approval and the Regulatory Approvals.

(sss)	“TSX-V” means the TSX Venture Exchange.

(ttt)	“U.S. Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

(uuu)	“U.S. Bankruptcy Court” means the United Stated Bankruptcy Court for the Southern District of Texas.

(vvv)	“U.S. Bankruptcy Proceedings” means the proceedings commenced by Just Energy, as foreign representative for the Just Energy Entities, pursuant to Chapter 15 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court.

(www)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

(xxx)	“U.S. Securities Commission” means the United States Securities and Exchange Commission.

(yyy)	“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

(zzz)	“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Securities Exchange Act and the rules and regulations of the U.S. Securities Commission, and all applicable U.S. state securities laws.

(aaaa)	“Unsubscribed New Equity” means the aggregate number of New Equity Offering Shares, less the aggregate number of New Equity Offering Shares to be issued in accordance with the New Equity Offering Participation Forms submitted to the Company on or before the New Equity Participation Deadline.

(bbbb)	“US Dollars” or “US$” means the lawful money of the United States of America.

SCHEDULE “C”

BACKSTOP COMMITMENT ALLOCATION

Backstop Party	New Equity Commitment	Backstop Commitment Allocation
LVS III SPV XV LP	[Redacted]	[Redacted]
OC II LVS XIV LP	[Redacted]	[Redacted]
HVS XVI LLC	[Redacted]	[Redacted]
TOCU XVII LLC	[Redacted]	[Redacted]
OC III LFE I LP	[Redacted]	[Redacted]

SCHEDULE “D”

FORM OF Additional backstop PARTY JOINDER

This Additional Backstop Party Joinder to the Backstop Commitment Letter (this “Joinder”) is made as of [__], 202[●] (the “Joinder Date”), by and among [__] (the “Joining Backstop Party”), Just Energy Group Inc. (the “Company”) and the Backstop Parties (as defined in the Backstop Commitment Letter (as defined below)) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

RECITALS:

A.	Reference is made to a certain Backstop Commitment Letter dated as of May 12, 2022 (as amended, modified, supplemented or restated and in effect from time to time, the “Backstop Commitment Letter”), by and among the Backstop Parties party thereto and the Company. All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Backstop Commitment Letter;

B.	The Joining Backstop Party desires to become a party to, and to be bound by the terms of, the Backstop Commitment Letter.

C.	Pursuant to the terms of the Backstop Commitment Letter, in order for the Joining Backstop Party to become party to the Backstop Commitment Letter, the Joining Backstop Party is required to execute this Joinder.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Joinder and Assumption of Obligations. Effective as of the Joinder Date, the Joining Backstop Party hereby acknowledges that it has received and reviewed a copy of the Backstop Commitment Letter, and acknowledges and agrees to:

(a)       join in the execution of, and become a party to, the Backstop Commitment Letter as an Additional Backstop Party thereunder, as indicated with its signature below;

(b)       subject to section (c) below, be bound by all agreements of the Backstop Parties under the Backstop Commitment Letter with the same force and effect as if such Joining Backstop Party was a signatory to the Backstop Commitment Letter and was expressly named as an Additional Backstop Party therein; and

(c)       assume all rights and interests and perform all applicable duties and obligations of the Backstop Parties under the Backstop Commitment Letter other than those expressed therein to be solely the rights, interests, duties and obligations of the Initial Backstop Parties.

2.	Ratification. Except as specifically amended by this Joinder, all of the terms and conditions of the Backstop Commitment Letter shall remain in full force and effect as in effect prior to the date hereof, without releasing any obligors thereon.

3.	Miscellaneous.

(a)       This Joinder may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. This Joinder will become effective upon the execution thereof by the Company, the Joining Backstop Party and the Backstop Parties party to the Backstop Commitment Letter as of the Joinder Date.

(b)       This Joinder expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)       Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder.

(d)       The Joining Backstop Party represents and warrants that the Joining Backstop Party has consulted with independent legal counsel of its selection in connection with this Joinder and is not relying on any representations or warranties of any other Backstop Party or the Company or their respective counsel in entering into this Joinder. The Joining Backstop Party represents and warrants to each other Backstop Party and the Company that such Joining Backstop Party, together with its Affiliates, holds on the Joinder Date the aggregate principal amount of Term Loans specified on the signature pages hereto.

(e)       This Joinder is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party to this Joinder submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Joinder. The parties to this Joinder shall not raise any objection to the venue of any proceedings in such court, including the objection that the proceedings have been brought in an inconvenient forum.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned has caused this Joinder to be duly executed and delivered as of the date first set forth above.

Name of Joining Backstop Party:

Per:
Name:
Title:

Address:

New Equity Commitment (representing its pro rata share of the New Equity Offering Shares multiplied by the Subscription Price – calculated as: ((the principal amount of the Term Loan you hold divided by $●) x $192,550,000)

Backstop Commitment Allocation (in US$, subject to its Maximum Backstop Amount, which will be no greater than $●):

Exhibit “A”

Name of Joining Backstop Party:

Principal Amount of Term Loan

SCHEDULE “E”

FORM OF Assignee JOINDER

This Assignee Joinder to the Backstop Commitment Letter (this “Joinder”) is made as of [__], 202[●] (the “Joinder Date”), by and among [__] (the “Joining Backstop Party”), Just Energy Group Inc. (the “Company”) and the Backstop Parties (as defined in the Backstop Commitment Letter (as defined below)) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

RECITALS:

A.	Reference is made to a certain Backstop Commitment Letter dated as of [__], 202[●] (as amended, modified, supplemented or restated and in effect from time to time, the “Backstop Commitment Letter”), by and among the Backstop Parties party thereto and the Company. All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Backstop Commitment Letter;

B.	The Joining Backstop Party desires to become a party to, and to be bound by the terms of, the Backstop Commitment Letter.

C.	Pursuant to the terms of the Backstop Commitment Letter, in order for the Joining Backstop Party to become party to the Backstop Commitment Letter, the Joining Backstop Party is required to execute this Joinder.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Joinder and Assumption of Obligations. Effective as of the Joinder Date, the Joining Backstop Party hereby acknowledges that it has received and reviewed a copy of the Backstop Commitment Letter, and acknowledges and agrees to:

(a)       join in the execution of, and become a party to, the Backstop Commitment Letter as an Assignee Backstop Party thereunder, as indicated with its signature below;

(b)       subject to section (c) below, be bound by all agreements of the Backstop Parties under the Backstop Commitment Letter with the same force and effect as if such Joining Backstop Party was a signatory to the Backstop Commitment Letter and was expressly named as a Backstop Party therein; and

(c)       assume all rights and interests and perform all applicable duties and obligations of the Backstop Parties under the Backstop Commitment Letter other than those expressed therein to be solely the rights, interests, duties and obligations of the Initial Backstop Parties.

2.	Ratification. Except as specifically amended by this Joinder, all of the terms and conditions of the Backstop Commitment Letter shall remain in full force and effect as in effect prior to the date hereof, without releasing any obligors thereon.

3.	Miscellaneous.

(a)       This Joinder may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. This Joinder will become effective upon the execution thereof by the Company, the Joining Backstop Party and the Backstop Parties party to the Backstop Commitment Letter as of the Joinder Date.

(b)       This Joinder expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)       Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder.

(d)       The Joining Backstop Party represents and warrants that the Joining Backstop Party has consulted with independent legal counsel of its selection in connection with this Joinder and is not relying on any representations or warranties of any other Backstop Party or the Company or their respective counsel in entering into this Joinder. The Joining Backstop Party represents and warrants to each other Backstop Party and the Company that such Joining Backstop Party, together with its Affiliates, holds on the Joinder Date the aggregate principal amount of Term Loans specified on the signature pages hereto.

(e)       This Joinder is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party to this Joinder submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Joinder. The parties to this Joinder shall not raise any objection to the venue of any proceedings in such court, including the objection that the proceedings have been brought in an inconvenient forum.

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IN WITNESS WHEREOF, each of the undersigned has caused this Joinder to be duly executed and delivered as of the date first set forth above.

Name of Joining Backstop Party:

Per:
Name:
Title:

Address:

Backstop Commitment Allocation (in US$):

Exhibit “A”

Name of Joining Backstop Party:

Principal Amount of Term Loan

Acknowledged and agreed:

JUST ENERGY (U.S.) CORP.

Per:
Name:
Title:

[BACKSTOP PARTIES]

Per:
Name:
Title: